DB

19010532

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 AND ENDING 03/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Sand Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15211 N Kierland Blvd, Ste 240
(No. and Street)

Scottsdale AZ 85254
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 27854 Austin TX 78755
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAY 30 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Patrick Horsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Sand Securities LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY ZURAFF
Notary Public, State of Arizona
Maricopa County
My Commission Expires
August 01, 2021

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Sand Securities, LLC's management. Our responsibility is to express an opinion on Blue Sand Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Sand Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Blue Sand Securities, LLC's auditor since 2015.

Austin, Texas
May 29, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2019

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	2,458,490
Accounts receivable		1,370,441
Prepaid expense		17,437
TOTAL CURRENT ASSETS		3,846,368
Net fixed assets		10,192
Other assets:		
Deposits		175,244
TOTAL OTHER ASSETS		175,244
TOTAL ASSETS	$	4,031,804

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	388,552
Accrued expenses		66,288
Pension payable		494,642
TOTAL CURRENT LIABILITIES		949,482
MEMBERS' EQUITY		3,082,322
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,031,804

The accompanying notes to the financial statements are integral part of these financial statements

(1) Description of business

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006.

The Company is a third-party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Florida, Maryland, Arizona, New York, and Massachusetts. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition – On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

These services include investment banking merger and acquisition services, which includes advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable – Accounts receivable represents commissions due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If

amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of March 31, 2019 are collectible, and therefore no allowance has been provided for uncollectible accounts.

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Investments – The estimated fair value of investments is determined by a number of factors, including: comparable publicly traded securities, the costs of investments, the net asset value and percentage held of the investment, as well as the current and projected operating performance of the company invested in. Changes in unrealized appreciation or depreciation of the investments are recognized as a component revenue income in the statement of operations. Because of the inherent uncertainty of these valuations, the estimated values may differ from the actual fair values that may or may not be ultimately realized

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company is subject to Massachusetts state and New York City local taxes, which are based on income earned. The Company has recorded income tax expense of $149,690 for the year ended March 31, 2019.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2019.

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and

(2) Summary of significant accounting policies (continued)

Liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commission's payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocation the transactions price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company does not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, the Company does anticipate significant changes to disclosures based on the additional requirements prescribed by ASC 606. The new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

(3) Fixed Assets

Fixed assets consist of the following at March 31, 2019:

Furniture, fixtures and equipment	37,586
Less accumulated depreciation	(27,394)
Total	$ 10,192

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2019.

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The balance was $17,437 as of March 31, 2019.

(5) Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At March 31, 2019, the Company had net capital of $1,897,559 which was $1,834,260 in excess of its required net capital of $63,299. The ratio of aggregated indebtedness to net capital at March 31, 2019 was 0.5004 to 1.

(6) Commitments and contingencies

Operating Lease Agreements

The Company leases office space under several operating leases, with maturity dates ranging from May, 2019 through July, 2019. The Company also has several month to month leases that can be canceled anytime. The Company recognizes rent expense on a straight line basis over the lease term. Total rent expense under the leases was $149,800 for the year ending March 31, 2019. At March 31, 2019, the Company has future minimum lease payments of $12,800 for the year ending March 31, 2020.:

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(7) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had two customers that represented approximately 67% of the Company's revenues for the year ended March 31, 2019 and two customers that represented approximately 65% of total accounts receivable as of March 31, 2019.

(8) Pension Plan

In 2014, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2019
Change in projected benefit liability	
Liability at April 1, 2018	$ 1,538,119
Interest cost	76,905
Employer contributions	473,700
Liability at March 31, 2019	$2,088,724
Change in fair value of plan assets	
Fair value at April 1, 2018	$1,045,011
Actual return on plan assets	85,271
Employer contributions	463,800
Fair value at March 31, 2019	$1,594,082
Funded status	$(494,642)

The components of benefit expense are as follows for the year ended March 31, 2019:

Components of benefit expense:	
Service Cost	$463,800
Interest cost	159,071
Benefit expense	$ 622,871

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of March 31, 2019:

Weighted-average assumptions	
Liability discount rate	6.07%
Expected return on plan assets	5.5%

Plan Assets

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 5.5%.

Plan assets measured at fair value as of March 31, 2019 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
U.S. Government securities	$1,378,580	$1,378,580	$ -	$ -
Hedge fund	215,502	-	-	215,502
Total	$ 1,594,082	$1,378,580	-	$ 215,502

The changes in Level 3 plan assets are as follows during the year ended March 31, 2018:

Beginning balance at April 1, 2018	$ 324,371
Purchases	6,319
Sales	156,569
Unrealized gain	41,381
Ending balance at March 31, 2019	$ 215,502

(9) Subsequent events

The Company has evaluated subsequent events through the date of the report of the indendent registered public accounting firm which the financial statements were available to be issued, and has determined that, there are no subsequent events.